MEMORANDUM

date:	January 22, 2024

to:	Joseph Cascarano Robert Littlepage Austin Pattan Jeffrey Kauten

from:	Brandon J. Bortner Telephone Number: 1(202) 551-1840 brandonbortner@paulhastings.com

subject:	Digital World Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4

Office of Technology Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re: Digital World Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed December 22, 2023 File No. 333-264965

Dear Joseph Cascarano, Robert Littlepage, Austin Pattan, and Jeffrey Kauten:

On behalf of Digital World Acquisition Corp., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 8, 2024, regarding the Company’s Amendment No.2 to Registration Statement on Form S-4 filed with the Commission on December 22, 2023 (the “Amendment No. 2”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 3 to the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors

Risks Related to Digital World and the Business Combination

Failure by New Digital World to timely file and to obtain and maintain effectiveness..., page 69

1.	We note your response to prior comment 5. Please revise to make clear that because the closing conditions in the SPAs requiring that the privately-placed shares be registered for

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

resale prior to the closing of the business combination are not consistent with the requirements of Section 5 of the Securities Act of 1933, “the parties will not be able to satisfy the closing conditions in the SPAs in respect of the concurrent filing and effectiveness of an initial registration statement on or before the Closing.”

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of January 10, 2024, the PIPE Investment has been terminated in full. The Company has updated its disclosure throughout the Amended Registration Statement, including in the Risk Factors, to disclose such termination. The Company believes the risk factor referenced in this comment is no longer relevant to investors and has deleted this risk factor in the Amended Registration Statement.

Risks Related to Our Chairman President Donald J. Trump

President Trump has the right to terminate or revoke the License Agreement..., page 129

2.

We note your response to prior comment 8. Please further revise to disclose whether the verbal affirmation satisfies the condition to the merger agreement with DWAC that TMGT “use its reasonable best efforts to, as promptly as practicable, and no later than September 29, 2023, obtain from DJT a waiver of (or otherwise render inoperative) his right to terminate the License Agreement prior to December 31, 2023, or any other date by which TMTG and DWAC mutually agree to extend the time to consummate the merger.” If unclear, please expand your risk factor to discuss the consequence of failing to obtain such waiver.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 128 of the Amended Registration Statement to make clear that Digital World and TMTG believe that President Trump’s verbal affirmation satisfies the condition to the merger agreement that TMTG “use its reasonable best efforts to, as promptly as practicable, and no later than September 29, 2023, obtain from DJT a waiver of (or otherwise render inoperative) his right to terminate the License Agreement prior to December 31, 2023, or any other date by which TMTG and Digital World mutually agree to extend the time to consummate the merger.” As further disclosed in the Registration Statement, the License Agreement also provides that, if it is not sooner terminated, and if TMTG becomes listed on a public market exchange in the United States via, inter alia, the business combination before September 22, 2024, the term of the License Agreement will continue in perpetuity until terminated by TMTG. As such, the Company and TMTG respectfully submit that the risk of cancellation by President Trump of the License Agreement post the completion of the business combination is not material to investors.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

Unaudited Pro Forma Condensed Combined Financial Information, page 144

3.

We note your revised disclosures in response to prior comment 12. In our comment we also noted that TMTG is the accounting acquirer and the transaction is a recapitalization of TMTG. In order to be consistent with the accounting substance of the recapitalization being presented in the pro forma financial statements, please clarify that the shares to be received by the TMTG securityholders are not consideration for their equity interests. The exchange of shares is, in substance, a continuation of their equity interests in the TMTG business.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 143 and 148 of the Amended Registration Statement.

4.

We note on the Unaudited Pro Forma Condensed Combined Balance Sheet that the long- term TMTG Convertible Promissory Notes and derivative liabilities are not automatically converting upon closing of the reverse merger. Please explain or revise.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 143, 148 and 149 of the Amended Registration Statement.

Digital World’s Reasons for the Business Combination, page 195

5.

We note your reference to a third-party valuation report prepared in connection with the board’s recommendation. Please revise to furnish the information required by Item 1015(b) of Regulation M-A and file the report as an exhibit to your registration statement. Refer to Item 4(b) and Item 21(c) of Form S-4.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe the materials prepared by or with the assistance of the independent third party constitute a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A. The independent third party was not engaged to provide any report, opinion or appraisal, and did not deliver a report, opinion or appraisal as specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A in connection with the Company’s board of directors (the “Board”) consideration of the Business Combination. Rather, the scope of the services provided by such independent third party were limited to assisting the Board in connection with its financial and business due diligence update. Given the duration of time between the initial execution of the Merger Agreement and the second amendment to the Merger Agreement on August 9, 2023 (the “Second Amendment”) as well as the significant turnover on the Board since the Merger Agreement was first signed in 2021, towards the end of 2023 in connection with exercising its fiduciary duties, the Board sought to refresh and complete its financial and business due diligence with respect to TMTG, including with respect to the revised transaction terms contemplated by the Second Amendment. As part of the Board’s broader diligence process, the Board enlisted the assistance of such independent third party.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

The independent third party’s work primarily focused on assisting the Board with its comparative analysis of companies similar to TMTG (both prior to and after such companies’ initial public offerings) for the purposes of the Board’s benchmarking a valuation range in connection with financial due diligence. Such comparative analysis was based on information provided by the Board for the purpose of assisting the Board with its own determination. This analysis was not and was never intended to be a report, opinion or appraisal specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A – in fact, the Board never received a written report from the independent third party as such analysis was conveyed to the Board via visually assisted Q&A teleconference. To the extent the Board considered the independent third party’s comparative analysis in conducting its own independent financial and business due diligence with respect to TMTG, such comparative analysis was a consideration by the Board within the broader deliberative process undertaken by the Board, i.e., one facet of its final determination of whether the Business Combination continued to be in the best interests of the Company’s shareholders.

Due to this limited scope of engagement discussed above, the Board did not consider any materials prepared by the independent third party to be a report, opinion or appraisal as specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A. Further, the Board did not commission, intend or expect to receive from the independent third party a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A. As such, the independent third party did not undertake any internal procedures that would have been necessary for it to deliver such a report, opinion or appraisal. Rather, the materials were based on information that was publicly available or supplied by the Company or TMTG (at the request of the Company as part of its due diligence), were provided to facilitate discussions between the parties and constituted only one source of information, among other factors discussed in the Registration Statement, considered by the Board in connection with its updated due diligence process relating to the Business Combination. The fact that materials were prepared by or with the assistance of the independent third party is referred to in the Amended Registration Statement simply to provide stockholders with a full and complete description of the Board’s robust deliberative process in re-affirming its recommendation on the Business Combination.

Based on the foregoing, the Company respectfully submits that no further disclosure is required by Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A with respect to the independent third party.

In light of the Staff’s comment, the Company has revised the disclosures on pages 6, 18, 42, 43, 67, 189, 190, 194 and 195 of the Amended Registration Statement to clarify, consistent with the foregoing, the nature of the information provided by or with the assistance of the independent third party to the Company.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

6.

We note your response to prior comment 19 and reissue the comment. We note your statement on page 195 that board’s recommendation was “included, but not limited to” the listed material factors. We also note your later statement on page 198 that the “discussion of material factors initially considered by the Digital World Board is not intended to be exhaustive.” Please revise to include, without qualification, the full list of material factors considered by the board when determining whether to approve and recommend the Business Combination. Please make similar revisions to your discussion in the summary of the proxy statement/prospectus.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 39, 191 and 192 of the Amended Registration Statement to make clear that the Board’s recommendation to approve the Business Combination was based on the material factors listed therein.

The Board’s Reasons for Approval of the Business Combination, page 195

7.

We note your response to prior comment 26. Please advise us how the “historical growth of Facebook” provides a basis for your statement that the company is positioned to exceed the growth of Facebook in its first three years of operations. Please provide a quantitative basis for this statement or remove it.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 39 and 191 of the Amended Registration Statement to provide a quantitative basis for Digital World’s statement that TMTG, if properly capitalized, is positioned to exceed the growth of Facebook in its first three years of operations.

Digital World’s Management

Directors and Executive Officers, page 227

8.	We note your response to prior comment 23. Please explain the phrase “unprecedented headwinds” and the nexus between Mr. Orlando’s termination and such “headwinds.”

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72 of the Amended Registration Statement to remove the phrase “unprecedented headwinds.”

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

Information about TMTG

About Trump Media & Technology Group, page 241

9.

To provide context to your disclosures regarding cumulative signups for Truth Social, please disclose the number of signups as well as active user accounts, such as monthly active users and daily active users, for the periods presented.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered Item 303(a) of Regulation S-K, including Instruction 1 thereto, which collectively require discussion and analysis of other statistical data that in a company’s judgment enhances a reader’s understanding of MD&A, including information not specifically referenced in the item if the company believes disclosure of the same is necessary to an understanding of its financial condition and results of operations.1 The Company further acknowledges the Staff’s February 25, 2020 “Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations – I. Guidance on Key Performance Indicators and Metrics” (the “KPI Guidance”), which indicates that “[w]hen proposing the current MD&A framework, the Commission noted that “[f]or each business, there is a limited set of critical variables which presents the pulse of the business.” Similarly, the Company acknowledges the Commission’s prior emphasis that, when preparing MD&A, “companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required” and the Commission’s statement in the KPI Guidance that “[KPI] metrics can vary significantly from company to company and industry to industry, depending on various facts and circumstances.”

The Company respectfully advises the Staff that it believes the Registration Statement currently discloses the information necessary to an understanding of TMTG’s financial condition and results of operations. The Company notes that TMTG is an emerging company in its relatively early stages of growth, yet, unlike many emerging companies, TMTG maintains a relatively high profile in terms of media attention, including with respect to the political landscape. Notably, TMTG has observed that at this stage of its growth such external events, completely disassociated from its financial condition and results of operations, can result in volatility and unpredictability from one period to the next with respect to traditional industry metrics such as user signups. As a result, TMTG has not used metrics such as period over period user signups or active users to manage its business, and the Company advises the Staff that TMTG believes inclusion of these or similar metrics as KPIs in MD&A is not only unnecessary for investor understanding of its financial performance, but could, at this stage, also serve to mislead investors.

The Company advises the Staff that TMTG’s current position with respect to the referenced KPIs is disclosed to investors in the Registration Statement. As discussed in the Registration Statement, on page 97 in connection with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and risk factor entitled “TMTG does not currently, and may never, collect, monitor or report certain key operating metrics used by companies in similar industries”. Given its still early development stage and limited access to capital, since its inception, TMTG has primarily concentrated on the development of Truth Social, prioritizing enhancements in features and user interface, rather than seeking to collect or monitor certain

[1]	See, e.g., Instruction 1 to Item 303(a) of Regulation S-K [17 CFR 229.303(a)].

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

traditional performance metrics for its industry such as average revenue per user, ad impressions and pricing, or active user accounts, including monthly and daily active users. Thus, TMTG does not use signups, active user accounts or daily / monthly active user numbers to manage its business and, as such, the Company and TMTG do not consider those as material to investors and respectfully advise the Staff that Item 303(a) does not require such metrics to otherwise be disclosed. While TMTG may adopt these or similar KPIs in the future, the Company and TMTG respectfully advise the Staff that doing so at this point would be premature as a reliable indicator of financial performance and that its current MD&A disclosure includes information necessary to an understanding of its financial condition, changes in financial condition and results of operations.

The Company advises the Staff that the disclosure regarding user signups since the inception of the Truth platform was included in the overview of TMTG’s business in support of the general proposition that Truth Social has experienced substantial growth since its launch. This metric is not being used by TMTG as a material key factor for management’s operation of its business and is not intended to supplement investor understanding of TMTG’s financial condition, changes in financial condition and results of operations. In addition, the KPI Guidance also provides that “when key performance indicators and metrics are material to an investment or voting decision, the company should consider whether it has effective controls and procedures in place to process information related to the disclosure of such items to ensure consistency as well as accuracy.” Since TMTG does not use any of those metrics for the operation or management of its business, consistent with Instruction 1 to Item 303(a) of Regulation S-K and the KPI Guidance, TMTG and the Company do not consider such aforementioned KPIs as material to an investing or voting decision. Accordingly, TMTG has not designed specific controls and procedures for the collection of such information and, as a result, the Company and TMTG believe, apart from such information’s limited utility to investors, reporting such information would be in conflict with the KPI Guidance related to controls and procedures to ensure consistency and accuracy of such information.

The Company respectfully advises the Staff that because TMTG does not use the referenced KPIs to manage its business and is still actively evaluating the most appropriate, reliable and relevant key operating metrics that align with its evolving business model, the Company and TMTG believe that their approach to the disclosure is consistent with Instruction 1 to Item 303(a) of Regulation S-K and the aforementioned KPI Guidance. As its business grows and evolves, the Company respectfully advises the Staff that TMTG intends to continue to carefully assess the most relevant, appropriate and reliable key operating metrics for enhancing investors’ understanding of TMTG’s financial condition, changes in financial condition and results of operations.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

Trump Media & Technology Group Corp.

For the Twelve Months Ended December 31, 2022 and December 31, 2021

Consolidated Statement of Operations, page FF-21

10.

We note your response to prior comment 35 and that a related party assigned revenue to TMTG under the License Agreement in fiscal year 2021. Please label revenues from such transactions as related party revenue on the face of the Consolidated Statements of Operations in accordance with Rule 4-08(k)(1) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-F-21 of the Amended Registration Statement.

11.

We note your revised presentation in response to prior comment 36. We also note you continue to present a measure of gross profit on the face of your Consolidated Statement of Operations. Please clarify whether any depreciation expense directly attributable to cost of revenue is included in the calculation of gross profit. If you do not allocate any depreciation to cost of revenue, you should remove the gross profit subtotal and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11B. You should similarly revise your Results of Operation disclosures in MD&A.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-F-4 and F-F-21 of the Amended Registration Statement to recategorize immaterial amounts from depreciation to cost of revenue in TMTG’s Consolidated Statement of Operations such that depreciation expenses directly attributable to the generation of net sales are included in cost of revenue.

Note 2. Significant Accounting Policies and Practices

Cost of Revenue, page FF-24

12.

We note the disclosure on pages 259 and FF-12 provided in response to prior comment 37. Please disclose in Note 2 of the audited financial statements your policy for classifying costs incurred in the generation of revenue as cost of revenue.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-F-12 and F-F-26 of the Amended Registration Statement.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

Revenue Recognition, page FF-26

13.

We note your disclosure provided in response to prior comment 38. We also note that the agreements with Rumble and TAME were effective in the fiscal year 2022. Accordingly, please provide similar policy disclosure in the audited financial statements. Also, clarify whether your agreements with Rumble and TAME contain a license to intellectual property or access to your platform and services.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 254 and F-F-26 of the Amended Registration Statement.

Note 7. Net Sales-Related Party, Related Party Receivable and Payable, page FF-28

14.

We note your revised disclosures in response to prior comments 39 and 40. We also note that the related party transactions, and the License Agreement, transpired during the fiscal years ended December 31, 2022, and 2021. Accordingly, please similarly revise the disclosures in the audited year-end financial statements. Furthermore, in regard to the assigned sales by the related party, please clarify the circumstances of the assignments in accordance with the License Agreement, the nature of the services that were delivered by the Company, if any, under the License Agreement, and how the assignments or services were valued.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-F-15 and F-F-29 of the Amended Registration Statement.

Note 8. Convertible Promissory Notes, page FF-29

15.

We note your response to prior comment 41. We also note the Convertible Promissory Notes 1 to 7 are convertible into equity at a fixed conversion price of $4.00 per share. Since the conversion prices are fixed it appears the Convertible Promissory Notes are conventional convertible debt instruments, as discussed in ASC 815-40-25-39. Additionally, the conversion features of the Convertible Promissory Notes 1 to 7 are indexed to your own stock such that they would meet the scope exception in ASC 815-10- 15-74(a), and as a result, they should not have been accounted for as derivative instruments. Refer to the example in ASC 815-40-55-26. Please revise your financial statements accordingly or explain further why it is not necessary to do so. A representation that the impact is not material should be accompanied by a sufficiently detailed SAB 99 materiality analysis.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as disclosed in the Amended Registration Statement, each of the Convertible Promissory Notes 1 to 7 contemplates multiple plausible outcomes that include a SPAC merger and at least one of the following scenarios: Initial Public Offering (IPO), Private Equity (PE), and/or Change of Control. While the SPAC outcome results in a fixed price conversion for Convertible Promissory Notes 1 to 7, at least one other outcome in each note (i.e., IPO, PE, or change of control) triggers an automatic discounted share-settlement feature.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

January 22, 2024

TMTG determined that these non-SPAC outcomes constitute a derivative as (1) the features are not clearly and closely related to the debt host and (2) the features meet the definition of a derivative under ASC 815 (Derivative and Hedging), supporting the application of bifurcation accounting. As a result, TMTG combined the features into a single compound derivative for each note. Only after the determination to apply bifurcation accounting had been made did TMTG utilize a weighted average valuation methodology to value the conversion features of these notes. Through this analysis, TMTG arrived at the derivative liability values for Convertible Promissory Notes 1 to 7 presented in its financial statements.

The Company respectfully submits that ASC 815-10-15-74(a) does not preclude accounting for Convertible Promissory Notes 1 to 7 as derivative instruments, because, although the notes are indexed to TMTG’s stock, they are not classified in stockholders’ equity in TMTG’s statement of financial position.

Accordingly, the Company has revised the disclosure on pages 264, F-F-15 and F-F-30 of the Amended Registration Statement.

*                *                 *                *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840 or Gil Savir at 770-878-2696.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner
Brandon J. Bortner of PAUL HASTINGS LLP